UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): September 15, 2022

ELEVATE.MONEY REIT I, INC.

(Exact name of issuer as specified in its charter)

Maryland	85-1856425
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA 92660	92660
(Full mailing address of principal executive offices)	(ZIP Code)

(949) 606-9897

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 7.	Departure of Certain Officers

Changes in Directors and Officers

Effective September 15, 2022, Harold Hofer and Sachin Jhangiani resigned from all officer and director positions at Elevate.Money REIT I, Inc. (the “Company”). Mr. Hofer and Mr. Jhangiani will continue to serve as officers and directors of the Company’s advisor, Elevate Money, Inc.

Also effective September 15, 2022, David Perduk and Jean Ho were appointed to the Board of Directors of the Company to fill the vacancies left by Mr. Hofer and Mr. Jhangiani. Mr. Perduk also replaced Mr. Hofer as Chairman of the Board of Directors and Chief Executive Officer of the Company, while Ms. Ho replaced Mr. Jhangiani as Secretary.

Mr. Perduk, age 55, who joined the Company as Chief Investment Officer in April 2022, has decades of experience in real estate investment, with particular expertise in single tenant net lease (STNL) investment properties. Most recently, Mr. Perduk served as Managing Partner of Newport Net Lease, Inc. from 2020 to 2022 and as Chief Investment Officer of RW Holdings NNN REIT, Inc. from 2016 to 2020. He also served as a senior executive and a member of the National Net Lease Property Group at CBRE. During his tenure with CBRE, Mr. Perduk was a lead member in writing the strategic plan for the national group and a speaker on multiple net-lease panels. Prior to joining CBRE, Mr. Perduk was an executive and Vice President at JP Morgan Chase in the Treasury and Security Services Division, where he managed 14 states in the northwestern United States. David’s area of expertise included fixed income investment management, debt management and cash management portfolio services assisting the public sector and private corporations. Mr. Perduk has his State of California real estate brokers license and was a member of the International Council of Shopping Centers. Mr. Perduk received his Bachelor of Science degree in Industrial Technology from California Polytechnic State University in San Luis Obispo - Orfalea College of Business, was a multiple recipient of the Dean’s honor list award, and an elected member of the Academic Senate. As a Senator representing the A.S.I. school of business, Mr. Perduk served on the Codes & Bylaws Committee & Ad-Hoc Committee and is a lifetime member of the international honor society, Epsilon Pi Tau. Mr. Perduk had previously worked with the Company’s former Chief Executive Officer, Mr. Hofer, at RW Holdings NNN REIT, Inc.

Ms. Ho, age 54, has extensive experience in corporate finance and real estate investments. She has served as an advisor to the Company, Elevate.Money, Inc., since 2020. Ms. Ho currently serves as Chief Accounting Officer at BitNile Holdings (previously Ault Global Holdings) since July 2021. Prior to BitNile, she was Chief Operating Officer and Chief Financial Officer of Modiv, Inc. (f/k/a RW Holdings NNN REIT, Inc. and Rich Uncles NNN REIT) (a non-listed public REIT) from January 2016 through November 2020. From 2010 through 2015, Ms. Ho served as the Chief Operating Officer and Chief Financial Officer of Soteira Capital, LLC, a southern California-based, registered investment adviser with approximately $250 million under management, that serves investment companies, pooled investment vehicles, pension and profit-sharing plans, high net worth individuals, private foundations, and charitable organizations. Prior to her service at Soteira Capital, LLC, Ms. Ho served as the Chief Financial Officer of MKA Capital Advisors, LLC, a sponsor and manager of an approximately $750 million private real estate investment fund, and, prior to that, as a Director at BridgeWest, LLC, a $500 million family office. Ms. Ho was also previously employed by KPMG, specializing in real estate, financial services, and personal financial planning. Ms. Ho has been a member of the California State Bar since 1996 and has been a licensed Certified Public Accountant in California since 1992. She attended UCLA for her B.A. in Economics, California Western School of law for her J.D. (where she graduated cum laude), and University of San Diego for her LL.M. in Taxation. Ms. Ho will continue to work as an advisor to Elevate.Money, Inc. as well as serve on the Board of Directors and Secretary at Elevate.Money REIT I, Inc.

Item 9.	Other Events

Modified NAV Timeline

As previously disclosed, commencing at the end of the calendar year after the first year that the Company’s Board of Directors determines that the Company’s real estate portfolio has sufficiently stabilized for purposes of a meaningful valuation, the Board of Director will adjust the offering price of the shares on an annual basis to equal the Company’s net asset value (“NAV”) per share. The Company had previously stated that the Board of Directors generally anticipated that the Company’s real estate portfolio would be sufficiently stabilized for purposes of a meaningful valuation at the end of 2022. After further consideration, given the limited real estate portfolio of the Company, the Board of Directors has determined to defer the adjustment of the offering price of the shares until the real estate portfolio has been further expanded.

Indemnification Agreements

Effective September 15, 2022, the Company entered into indemnification agreements with directors David Perduk, Jefferey Cyr, Vipe Desai, and Jean Ho substantially in the form attached hereto as Exhibit 6.1. The Company has similar agreements in place with former directors and officers Harold Hofer and Sachin Jhangiani, its Manager, Elevate.Money, Inc., and its advisor, Lalutosh Real Estate, LLC. The Indemnification Agreement provides, among other things, that the Company shall indemnify and advance expenses to, the indemnitee to the extent permitted by Maryland law, subject to the limitations set forth therein.

Safe Harbor Statement

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law. The Company’s operating performance and the timing and amount of future distributions is subject to risks and uncertainties as described under “Risk Factors” in the Company’s Offering Circular.

Exhibits

6.1	Form of Indemnification Agreement

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ DAVID PERDUK
David Perduk
Chief Executive Officer

Date: September 20, 2022